FOR IMMEDIATE RELEASE         Contact - Guy T. Marcus
October 18, 1994                        Vice President-Inv. Rel.
                                        (214) 978-2691

        HALLIBURTON AND TIDEWATER SIGN DEFINITIVE AGREEMENT


     DALLAS, Texas -- Halliburton Company announced today that it has entered into a definitive agreement with Tidewater Inc. for the sale of Halliburton's natural gas compression business for $205 million cash. In 1993 this business unit had revenues of about $50 million from operations in the United States and Canada. Closing of the sale, which is subject to receipt of certain regulatory approvals, is expected to be completed by the end of 1994.

     Thomas H. Cruikshank, chairman of the board and chief executive officer of Halliburton Company, said, "This sale will complete another step in the strategic planning process we started last year to focus our resources on the core capabilities of our energy services business segment."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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